February 5, 2020

Christopher Joyce
General Counsel
AdaptHealth Corp.
220 West Germantown Pike, Suite 250
Plymouth Meeting, PA 19462

       Re: AdaptHealth Corp.
           Registration Statement on Form S-3
           Filed January 22, 2020
           File No. 333-236011

Dear Mr. Joyce:

       We have limited our review of your registration statement to those issues we have addressed in our comment.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to the comment, we may have additional comments.

Registration Statement on Form S-3

General

1. We note that you are not eligible to conduct this offering on Form S-3 because you do not meet the conditions outlined in General Instruction I.A.3 or I.A.6 of Form S-3. In this regard, DFB Healthcare was the "acquired" company for financial reporting purposes in the business combination that closed on November 8, 2019 and the financial statements of
       AdaptHealth have not been included in materials required to be filed pursuant to Section
       13, 14 and 15(d) for a period of at least twelve calendar months immediately preceding the filing of the registration statement on Form S-3. Accordingly, please register the offering on Form S-1.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Christopher Joyce
AdaptHealth Corp.
February 5, 2020
Page 2




       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Chris Edwards at (202) 551-6761 or Joe McCann at (202) 551-6262
with any other questions.



                                                           Sincerely,
FirstName LastNameChristopher Joyce
                                                           Division of
Corporation Finance
Comapany NameAdaptHealth Corp.
                                                           Office of Life
Sciences
February 5, 2020 Page 2
cc:       Danielle Scalzo
FirstName LastName